United States
Securities and Exchange Commission
Washington, D.C.  20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)


Name of Issuer:                              Marcum Natural Gas Services, Inc.
Title of Class of Securities:             Common Stock
CUSIP Number:                             566323101






CUSIP No.  566323101                                   Page 2 of 4 Pages

1. Name of Reporting Person     Alphi Investment Management Company
                                IRS No. 36-3588013

2. Check the appropriate box if a member of a group

3. SEC Use Only

4. Citizenship or Place of Organization           Illinois

5. Sole Voting Power              942,700

6. Shared Voting Power                  0

7. Sole Dispositive Power         942,700

8. Shared Dispositive Power             0

9. Aggregate Amount Beneficially Owned by Each Reporting Person   942,700

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row 9       7.7%

12. Type of Reporting Person   CO




CUSIP No.  566323101                                Page 3 of 4 Pages

Item 1(a).  Name of Issuer

This Amendment No. 3 to the Schedule 13G relates to the Shares of Common Stock of Marcum Natural Gas Services, Inc. (the "Shares" and the "Company" respectively).

Item 1(b).  Address of Issuer's Principal Executive Offices

The executive offices of the Company are located at 1675 Broadway, Suite 2200, Denver, Colorado 80202.

Item 2(a).  Name of Person Filing

This Amendment No. 2 to the Schedule 13G is being filed on behalf of Alphi Investment Management Company ("AIMCO"), an Illinois corporation.

Item 2(b).  Address of Principal Business Office

The principal business offices of AIMCO are located at 155 Pfingsten Road, Suite 360, Deerfield, IL 60015.

Item 2(c).  Citizenship

U.S.A.

Item 2(d).  Title of Class of Securities

Common Stock

Item 2(e).  CUSIP Number

566323101

Item 3.  Type of Person

Corporation, passive investor

Item 4.  Ownership

(a)     Amount Beneficially Owned:	       942,700

(b)     Percent of Class:                    7.7%

(c)     Number of shares as to which person has:
     (1)     sole power to vote or to direct the vote:              942,700
     (2)     shared power to vote or to direct the vote:                  0
     (3)     sole power to dispose or to direct the disposition of: 942,700
     (4)     shared power to dispose or to direct the disposition of:     0


CUSIP No.  566323101                                     Page 4 of 4 Pages


Item 5.  Ownership of Five Percent or less of a Class

Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Alphi Fund L.P. ("Alphi"), a Delaware limited partnership is the beneficial owner of 942,700 Shares, which is 7.7% of the 12,311,288 Shares of the Company deemed to be outstanding as of December 31, 1997. AIMCO, in its capacity as general partner of Alphi, has the sole power to vote and sole power to dispose of 942,700 Shares owned by Alphi. Individual limited partners of Alphi (but not the principals of AIMCO) may own Shares which are not included in the aggregate number of Shares reported in
Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February  17, 1998
Date

Philip R. Smith
Signature

Philip R. Smith/Secretary
Name/Title